UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______ )*

SunSi Energies Inc.
(Name of Issuer)
Common Stock, .001 par value
(Title of Class of Securities)
86800Q 103
(CUSIP Number)

Richard St-Julien
24 Rincon de la Quebrada
Escazu, Costa Rica

Endeavour Enterprises LLC Ltda
Oficentro Vivero Tempisque, junto a Viveros Tempisque, oficina numero uno, primer piso
Guardia, Liberia, Guanacaste, Costa Rica
506-8872-7487

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86800Q 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (a) Endeavour Enterprises LLC Ltda. (b) Richard St-Julien

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO- None required

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,000,000

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 3,000,000

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) OO and IN

Item 1.                    Security and Issuer.

This Statement relates to shares of Common Stock (“Common Stock”) of SunSi Energies Inc (formerly Bold View Resources, Inc.), a Nevada corporation, (the “Company”). The Company's  principal executive offices are located at 45 Main Street, Suite 309 Brooklyn, New York, 11201.

Item 2.                    Identity and Background.

(a)
This Schedule 13D is being filed by (i) Endeavour Enterprises LLC Ltda., a limited liability company organized under the laws of Costa Rica (“Endeavour”) as direct beneficial owner of the Common Stock, and (ii) its sole member and manager Richard St-Julien as indirect beneficial owner of the Common Stock (Mr. St-Julien and Endeavor are together the “Reporting Persons”).  Endeavour is a private company that invests in real estate and various business ventures.

(b)
The business address of Mr. St-Julien is 24 Rincon de la Quebrada, Escazu, Costa Rica.  The address of Endeavour’s principal office is Guardia, Liberia, Guanacaste, Oficentro Vivero Tempisque, junto a Viveros Tempisque, oficina numero uno, primer piso in Costa Rica.

(c)	Mr. St-Julien’s principal occupation is serving as Director, Vice President and Secretary of the Company.

(d)	The Reporting Persons are not required to disclose legal proceedings pursuant to Item 2(d).

(e)	The Reporting Persons are not required to disclose legal proceedings pursuant to Item 2(e).

(f)	Mr. St-Julien is a citizen of Canada. Endeavor is a Costa Rican company.

Item 3.                    Source and Amount of Funds or Other Consideration.

The Reporting Persons were gifted the shares from Michel Laporte that are the subject of this Schedule 13D in a private transaction.

Item 4.                    Purpose of Transaction.

The Reporting Persons acquired the shares that are the subject of this Schedule 13D for investment in the ordinary course of business.  Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review its investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, price levels of the shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, purchasing additional shares or selling some or all of its shares, and, alone or with others, pursuing discussions with the Company, other stockholders and third parties with regard to its investment in the Company, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

 Item 5.                    Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon the total of 26,760,000 shares of Common Stock of the Company outstanding on September 21, 2009.

As of the close of business on September 21, 2009, the Reporting Persons beneficially owned 11.2% of the outstanding shares of Common Stock of the Company.

(b) Mr. St-Julien through Endeavour has voting and dispositive powers over 11.2% of the outstanding shares of Common Stock of the Company.

(c) As described in Items 3 and 4 of this Schedule 13D, the Reporting Persons acquired in a private transaction an aggregate of 3 million shares of  restricted common stock within the last 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e) Not applicable

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 1, 2009

/s/ RICHARD ST-JULIEN
Richard St-Julien